EXHIBIT 99.2
Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Without limiting the generality of the foregoing, all statements in this report concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuilding vessels under construction in the dry bulk shipping industry;

•	the number of available slots in shipyards for newbuilding orders for the dry bulk sector;

•	changes in the useful lives and the value of our vessels and other vessels we may acquire and the related impact on our compliance with covenants under our financing agreements;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•
changes in our ability to leverage the relationships and reputation in the dry bulk shipping industry of V.Ships Greece Ltd., Global Seaways S.A., and Navilands Bulker Management Ltd., our technical and crew managers of certain of our vessels, and Fidelity Marine Inc., our commercial manager;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	changes in interest or inflation rates;

•	acts of terrorism, war, piracy and other hostilities;

•	public health threats, pandemics, epidemics, other disease outbreaks or calamities and governmental responses thereto;

•
changes in global and regional economic and political conditions, including without limitation the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises;

•	changes in tariffs, trade barriers, embargos and regulatory requirements;

•
general domestic and international political conditions or events, including trade wars, acts of hostility or potential, threatened, or ongoing war, including the war between Russia and Ukraine (and related sanctions), the war between Israel and Hamas,  the Houthi attacks on merchant vessels in the region of the Red Sea and the Gulf of Aden, the war between the United States and Israel and Iran, and China and Taiwan disputes, the tensions between the U.S. and China, the tensions between Panama and the U.S., the current instability in Venezuela and potential tensions between the U.S. and Greenland, Denmark, the European Union or Venezuela;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the dry bulk shipping industry;

•	our ability to continue to implement and maintain adequate Environmental, Social and Governance (“ESG”) practices, policies, programs, goals and targets;

•	our ability to continue as a going concern; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and related notes included herein. Unless the context indicates otherwise, references to the “Company”, “Seanergy”, “we” or “our” include Seanergy Maritime Holdings Corp. and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance and provides management’s explanation of factors that have materially affected the company’s financial condition and results of operations for the historical periods covered by the financial statements, and management’s assessment of factors and trends which are anticipated to have a material effect on the company’s financial condition and results of operations in future periods. Our actual results may differ materially from those anticipated in these forward-looking statements.

Operating Results

Factors Affecting our Results of Operations Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities, primarily iron ore and coal. We currently own or operate under finance leases 19 vessels (two Newcastlemax and 17 Capesize) with a cargo-carrying capacity of approximately 3,463,843 dwt and an average fleet age of 15.1 years. We are a prominent pure-play Capesize shipping company listed in the U.S. capital market. Our common shares are listed on Nasdaq under the symbol “SHIP”. Upon completion of the sale of the M/V Dukeship and the delivery of the seven newbuilding vessels and one secondhand Capesize vessel mentioned herein, we will own or operate under finance lease 26 vessels (3 Newcastlemax and 23 Capesize), with an aggregate cargo carrying capacity of approximately 4,763,552 dwt.

Important Measures for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on bareboat basis each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period. Our calculation of Ownership Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Available days. Available days are the number of ownership days less the aggregate number of repair days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys, which are the repair days. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Operating days. Operating days are the number of available days in a period less the aggregate number of off-hire days that our vessels are off-hire due to unforeseen circumstances, which are the off-hire days. Operating days include the idle days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues. Our calculation of Operating Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for unforeseen events. We believe it provides additional meaningful information and assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and because we believe that it provides useful information to investors regarding the efficiency of our operations.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Our time charter rates are usually index linked during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Bareboat charter.  A bareboat charter is generally a contract pursuant to which a vessel owner provides its vessel to a charterer for a fixed period of time at a specified daily rate. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company’s vessels upon delivery.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;

•	voyage charter rates;

•	time charter trip rates;

•	period time charter rates;

•	the nature and duration of our voyage and time charters;

•	vessel repositioning;

•	vessel operating expenses and voyage costs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	the timely delivery, capital expenditures and financing of our newbuilding and fleet renewal program;

•	issuance of our common shares and other securities;

•	amount of debt obligations; and

•	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on fixed-rate period time charters and bareboat time charters provide more predictable cash flows, but can yield lower revenue and profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market or on index-linked time charters generate revenues that are less predictable, but can yield increased profit margins during periods of improving dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in the case of voyage charters. In the first six months of 2026, all of our vessels were chartered under index-linked time charter arrangements, reflecting similar employment patterns as observed in the six-month period ended June 30, 2025.

Trend Information

The performance of the dry bulk shipping market is a key driver in our operating performance. The widely accepted benchmark of charter market in the dry bulk industry is the Baltic Dry Index, or the BDI. Over the course of 2025, the BDI registered a low of 715 on January 30, 2025 and a high of 2,845 on December 3, 2025. In the first six months of 2026, the BDI registered a low of 1,523 on January 15, 2026 and a high of 3,226 on May 28, 2026.

The historic performance of the BDI has been characterized by high volatility driven by changes in supply and demand for dry bulk vessels. Over an extended period of time in recent years, the growth in the size of the dry bulk fleet has outpaced growth in demand for dry bulk vessels. Specifically, in the period from 2010 to 2025, the dry bulk fleet, measured in deadweight tons, grew at an annual average rate of approximately 5.4% compared with average annual demand growth of approximately 3.4%.  Over the same period, the BDI declined by approximately 13%. Based on current projections, the total size of the dry bulk fleet is expected to increase by approximately 3.8% in 2026, compared to expected demand growth of 2.4%.

Capesize dry bulk vessels primarily transport iron ore and coal, with bauxite gaining a larger share year by year. China is a major player in the global iron ore market, importing more than 70% of seaborne iron ore. Australia and Brazil dominate exports, accounting for nearly 80% of global iron ore exports combined. Since 2000, the growth in China’s iron ore and coal imports has significantly influenced the dry bulk market, though, this trend has slowed since 2015. On the bauxite front, China’s bauxite imports are playing an increasingly vital role in Capesize markets. Infrastructure improvements in West Africa, led by Guinea, are expected to further boost bauxite trade, while, the giant Simandou iron ore project is anticipated to significantly increase iron ore exports from the region.

The significant geopolitical developments, with most notable the ongoing tensions in Ukraine and the Middle East, including the war between the United States and Israel, and Iran, along with ongoing tariff disputes, have to a certain extent disrupted dry bulk seaborne trade, affecting global shipping routes, freight rates, and maritime security. Further to the direct impact on seaborne trade, these events affected the seaborne trade through their impact, realized or expected, on economic activity and inflation.

While the ongoing war in Ukraine, especially at its first stages, heightened economic uncertainty, it has had minimal impact on the dry bulk market so far. Initially, the effect ranged from neutral to positive, with shifts in ton-mile demand supporting the market. Our operations have not been materially affected, as our vessels do not currently operate in Russian or Ukrainian ports, and our suppliers and service providers have not faced restrictions or disruptions in their activities. We do not anticipate significant impacts in the future.
The Israel–Hamas conflict and attacks by the Houthis in the Red Sea have led vessels to divert via the Cape of Good Hope, modestly supporting the dry bulk market by reducing effective vessel supply. Following the ceasefire of the Israel–Hamas conflict, the related disruptions in the Red Sea have subsided. Nevertheless, the risk of renewed hostilities or attacks in the region remains uncertain and could again affect vessel routing and the effective supply of dry bulk vessels. Meanwhile, the escalation of hostilities involving the United States, Israel and Iran during 2026 has, including strikes and counterstrikes affecting commercial vessels and maritime infrastructure, has materially heightened uncertainty regarding the safety and accessibility of key maritime chokepoints, particularly the Strait of Hormuz. These developments have disrupted commercial traffic through the Strait of Hormuz, increased security risks for vessels and crews, and may lead to further rerouting and, higher insurance and operating costs, their impact on volatility in energy and commodity markets, and changes in ton-mile demand and the effective supply of vessels. Nevertheless, their impact on dry bulk shipping has remained limited to date.

In addition, changes in global trade policies, including the potential implementation of additional trade tariffs and other trade restrictions (including the potential reimposition of port fees by the United States and China) that may be imposed by the United States, China and other countries, may adversely affect economic activity and global trade. Although the impact on dry bulk shipping has remained limited to date, such measures could alter trade flows, cargo volumes and trading routes, potentially affecting ton-mile demand and the dry bulk market.

Results of Operations

Six months ended June 30, 2026 as compared to six months ended June 30, 2025

(In thousands of U.S. Dollars, except for share and per share data)

	Six months ended June 30,		Change
	2026	2025	Amount	%
Revenues:
Vessel revenue, net	96,744	60,340	36,404	60%
Fees from related parties	1,049	1,345	(296)	(22)%
Revenue, net	97,793	61,685	36,108	59%

Expenses:
Voyage expenses	(1,958)	(1,847)	(111)	6%
Vessel operating expenses	(24,706)	(26,346)	1,640	(6)%
Management fees	(520)	(552)	32	(6)%
General and administrative expenses	(14,165)	(9,012)	(5,153)	57%
Depreciation and amortization	(18,797)	(17,377)	(1,420)	8%
Gain on sale of vessel, net - related party	4,559	-	4,559	-
Gain on sales type lease - related party	4,101	-	4,101	-
Loss on forward freight agreements, net	(10)	(19)	9	(47)%
Operating income	46,297	6,532	39,765	609%
Other expenses:
Interest and finance costs	(9,139)	(10,930)	1,791	(16)%
Loss on extinguishment of debt	(2,172)	(28)	(2,144)	7,657%
Interest and other income	733	337	396	118%
Interest and other income - related party	282	48	234	488%
Unrealized (gain) / losses from foreign exchange derivatives	(114)	423	(537)	(127)%
Foreign currency exchange gain / (loss) net	7	(349)	356	(102)%
Total other expenses, net:	(10,403)	(10,499)	96	(1)%
Net income / (loss)	35,894	(3,967)	39,861	(1,005)%

Earnings / (loss) per common share, basic & diluted	1.67	(0.20)
Weighted average number of common shares outstanding, basic and diluted	21,019,838	20,255,507

Vessel Revenue, Net – The increase is attributable to the increase in prevailing charter rates and is partially offset by the decrease in operating days during the comparable periods. Our time charter equivalent rate for the first half of 2026 is 69% higher than that of 2025. Please see the reconciliation below of TCE rate (a non-GAAP measure) to net revenues from vessels, the most directly comparable U.S. GAAP measure. We had 3,356 operating days for the first six months of 2026 as compared to 3,507 operating days for the first six months of 2025.

Fees from Related Parties – The amounts relate to fees regarding the commercial and technical management services provided from Seanergy to United Maritime Corporation (“United”) and commissions earned by Seanergy on vessels sold and/or purchased by United pursuant to the relevant management agreements. The 2026 amount comprises of $0.9 million commercial and technical management fees and $0.1 million of sale and purchase commissions. The 2025 amount comprises of $1.2 million commercial and technical management fees and $0.2 million of sale and purchase commissions.

Voyage Expenses – The increase was primarily attributable to increased brokerage commissions as a result of the increased revenue which was partially offset by the decreased bunkers consumption due to fewer repairs and off-hire days for the first six months of 2026 compared to the same period in 2025. We had 103 repair and off-hire days for the first half of 2026, as compared to 182 repair and off-hire days during the comparable period of 2025.

Vessel Operating Expenses – The decrease was primarily attributable to a decrease in ownership days. We had 3,459 ownership days for the first six months of 2026 as compared to 3,689 ownership days for the first six months of 2025.

General and Administrative Expenses – Our general and administrative expenses primarily include directors’ and executives’ compensation, onshore personnel related expenses, share based compensation, legal, audit and public relations expenses. The increase is attributable to the increase of stock based compensation amortization and the provision for year end remuneration for certain employees.

Depreciation and Amortization – The increase is mainly attributable to the increase in amortization of drydocking expenses. Six vessels underwent drydocking in the first half of 2026 compared to one vessel during the first half of 2025.

Gain on sale of vessel, net - related party – The net gain of $4.6 million is attributable to the sale of the M/V Squireship.

Gain on sales type lease - related party – The net gain of $4.1 million is attributable to the gain on the sales type lease of the M/V Dukeship.

Interest and Finance Costs – The decrease is primarily attributable to interest capitalized of $1.0 million for our vessels under construction and the decrease in the average interest rate on our outstanding indebtedness. The weighted average interest rate on our outstanding debt for the six months ended 2026 and 2025 was approximately 5.87% and 6.72%, respectively.

Loss on extinguishment of debt – The loss for the six-month period ended June 30, 2026 is attributable to the refinancing of the AVIC Iconship, Hellaship and Patriotship Sale and Leaseback and of the Chugoku Sale and Leaseback and the extinguishment of debt due to the disposal of M/V Squireship for Huarong Squireship Sale and Leaseback. The loss for the six-month period ended June 30, 2025 was attributable to the refinancing of the August 2021 Alpha Bank Loan Facility, secured by the M/V Friendship and M/V Squireship.

Interest and other income - related party – The income earned during the first six months of 2026 related to the sale type lease transaction for M/V Dukeship with United. The income earned during the first six months of 2025 relates to interest income earned from the April 25, 2025 $2 million short-term loan facility to United which was fully repaid on June 17, 2025.

Unrealized (gain) / losses from foreign exchange derivatives – The loss during the first six months of 2026 related to unrealized losses on EUR/USD option contracts. The income during the first six months of 2025 related to unrealized gains on EUR/USD forward contracts entered into in January 2025.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	Six months ended June 30,
	2026	2025
Fleet Data:
Ownership days	3,459	3,689
Available days(1)	3,363	3,529
Operating days(2)	3,356	3,507
Fleet utilization	97.0%	95.1%

Average Daily Results:
TCE rate(3)	$28,244	$16,679
Daily Vessel Operating Expenses (4)	$7,143	$6,937

(1)	During the six months ended June 30, 2026, we incurred 96 off-hire days for scheduled dry-dockings. During the six months ended June 30, 2025, we incurred 160 off-hire days for scheduled dry-dockings.

(2)
During the six months ended June 30, 2026, we incurred 7 off-hire days due to other unforeseen circumstances. During the six months ended June 30, 2025, we incurred 22 off-hire days due to other unforeseen circumstances.

(3)
We include TCE rate (a measure of the average daily revenue performance), which is not a recognized measure under U.S. GAAP, because we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Six months ended June 30,
	2026	2025
(In thousands of US Dollars, except operating days and TCE rate)
Vessel revenue, net	$96,744	$60,340
Voyage expenses	$(1,958)	$(1,847)
Time charter equivalent revenues	$94,786	$58,493
Operating days	3,356	3,507
Daily time charter equivalent rate	$28,244	$16,679

(4)
We include Daily Vessel Operating Expenses, which is not a recognized measure under U.S. GAAP, as we believe it provides additional meaningful information and assists management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses.

	Six months ended June 30,
	2026	2025
(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)
Vessel operating expenses	$24,706	$26,346
Less: Pre-delivery expenses	-	(757)
Vessel operating expenses before pre-delivery expenses	$24,706	$25,589
Ownership days	3,459	3,689
Daily Vessel Operating Expenses	$7,143	$6,937

EBITDA and Adjusted EBITDA reconciliation:

	Six months ended June 30,
(In thousands of US Dollars)	2026	2025
Net income / (loss)	$35,894	$(3,967)
Interest and finance cost, net	8,141	10,566
Depreciation and amortization	18,797	17,377
EBITDA(1)	$62,832	$23,976
Stock based compensation	4,518	2,677
Loss on extinguishment of debt	2,172	28
Loss on forward freight agreements, net	10	19
Loss / (gain) on FX derivatives	114	(423)
Adjusted EBITDA (1)	$69,646	$26,277

(1)
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, loss on extinguishment of debt, and loss / (gain) on FX derivatives, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability from period to period. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Liquidity and Capital Resources

Our principal sources of funds have been our operating cash inflows, long-term borrowings from banks, sale and leaseback transactions and equity provided by the capital markets. Our principal uses of funds have primarily been capital expenditures to establish and grow our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, dividend payments and make principal repayments and interest payments on our outstanding debt obligations.

Our funding and treasury activities are conducted in accordance with corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

As of June 30, 2026, we had cash and cash equivalents of $59.5 million, as compared to $62.7 million as of December 31, 2025.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of June 30, 2026, we had a working capital deficit of $8.6 million (which included an amount of $2.6 million relating to pre-collected revenue) as compared to a deficit of $13.2 million as of December 31, 2025. As of June 30, 2026, the deficit is primarily due to planned loan repayments for the next 12 months, amounting to $48.0 million. Our cash flow projections for the period of one year after the date that the financial statements are issued indicate that cash on hand and cash from operations and through new financing agreements entered into or commitments of financing that have been obtained, including the issuance of Euro 100 million of unsecured bonds, will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance.

As of June 30, 2026, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of June 30, 2026, we had outstanding borrowings of $298.5 million (including long-term debt and other financial liabilities). Our primary known and estimated liquidity needs for the twelve-month period ending one year after the financial statements’ issuance include obligations related to scheduled principal payments of outstanding borrowings and respective interest expenses payments, estimated dry docking expenditures and payments pursuant to shipbuilding contracts in connection with our newbuilding program. Additional information on our annual scheduled obligations under our long-term debt and other financial liabilities and under our newbuilding program are described in “Loan Arrangements” below and in Note 9 (“Long-Term Debt and Other Financial Liabilities”) and Note 11 (“Commitments and Contingencies”) of our interim consolidated financial statements included below. Generally, we expect that, in addition to the cash generated from our operations and our recent Euro 100 million bond offering (see Note 17, “Subsequent Events”, of our interim consolidated financial statements included below), our long-term funding sources will include bank borrowings, lease financing and the issuance of debt and equity securities.

Cash Flows

	Six months ended June 30,
	2026	2025
Cash Flow Data:
Net cash provided by operating activities	$44,656	$16,239
Net cash used in investing activities	$(58,875)	$(43,663)
Net cash provided by financing activities	$11,040	$17,902

Six months ended June 30, 2026 as compared to six months ended June 30, 2025

Operating Activities: Net cash provided by operating activities amounted to $44.7 million for the six-month period ended June 30, 2026, compared to net cash provided by operating activities of $16.2 million for the six-month period ended June 30, 2025. The major driver of the change of net cash provided by operating activities was the increase in charter rates that prevailed in the market between the comparable periods.

Investing Activities: The 2026 cash outflow is mainly related to $70.0 million payments for the vessels under construction, lease prepayment for vessel under construction of $3.9 million and $1.9 million for vessels’ improvements. The 2026 outflow is offset by the $13.8 million proceeds from sale of M/V Squireship and $3.1 million repayments from United. The 2025 cash outflow is mainly related to a $35.3 million payment for the acquisition of the M/V Meiship and $8.2 million total in advance payments for the entering into the bareboat charter agreement for the M/V Blueship.

Financing Activities: The 2026 cash inflow resulted from proceeds of $72.5 million from the new sale and leaseback agreements with the three affiliates of Huarong, proceeds of $26.5 million from the new sale and leaseback agreement with an affiliate of BOCL, proceeds of $13.0 million from a facility agreement with Alpha Bank and proceeds of $1.0 million from other non-current liabilities. The 2026 cash outflow resulted from debt and other financial liabilities repayments of $91.7 million, dividend payments of $7.1 million and $3.1 million of loan finance fees payments in respect with the loan agreements.The 2025 cash inflow resulted from proceeds of $34.5 million from the new sale and leaseback agreements with the two affiliates of Huarong, proceeds of $53.6 million from a facility agreement with Piraeus Bank and proceeds of $0.2 million from other non-current liabilities. The 2025 cash outflow resulted from debt and other financial liabilities repayments of $60.3 million, dividend payments of $7.4 million, $1.1 finance lease payments and $1.6 million of loan finance fee payments with respect to loan amendments.

Description of Indebtedness

Senior Facilities

New Loan Facilities during the six-month period ended June 30, 2026

June 2026 Alpha Bank Loan Facility
On June 17, 2026, the Company entered into a facility agreement with Alpha Bank S.A. (“Alpha Bank”) for a $13.0 million term loan secured by the M/V Dukeship for the purpose of (i) refinancing the June 2022 Alpha Bank Loan Facility, which was secured by the M/V Dukeship, and (ii) providing liquidity for working capital purposes. The facility was drawn on June 22, 2026. The term of the facility is one and a half years, and the repayment schedule comprises of six quarterly installments of $0.6 million and a balloon of $9.6 million, payable together with the final installment. In addition, the Company has the option to pledge cash in the form of time deposits, up to the aggregate amount of the loan outstanding at that time; for the part of the loan equal to the pledged amount, the margin will be reduced significantly for the term of the pledged time deposit, which as per the agreement shall coincide with an interest period of the facility.

As of June 30, 2026, $13.0 million was outstanding under the facility.

Pre - Existing Loan Facilities

October 2024 Alpha Bank Loan Facility
On October 21, 2024, the Company entered into a facility agreement with Alpha Bank for a $34.0 million term loan for the purpose of (i) refinancing the December 2022 Alpha Bank Loan Facility, which was secured by the M/V Paroship, (ii) financing the purchase option for the M/V Titanship and iii) providing liquidity for working capital purposes. The facility was drawn on October 22, 2024. The term of the facility is five years, and the repayment schedule comprises of four quarterly installments of $1.2 million, followed by 16 quarterly installments of $0.9 million and a final balloon of $14.8 million payable together with the final installment. The Company has the option to pledge cash deposits in the form of time deposit up to the aggregate amount of the loan outstanding at the time; for the part of the loan equal to the pledged amount, the margin will be reduced significantly for the term of the pledged time deposit, which as per the agreement shall coincide with an interest period of the facility.

As of June 30, 2026, $27.4 million was outstanding under the facility.

February 2025 Piraeus Bank Loan Facility
On February 24, 2025, the Company entered into a facility agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a $53.6 million term loan for the purpose of (i) refinancing the June 2022 Piraeus Bank Loan Facility, which was secured by the M/V Worldship and M/V Honorship, (ii) partially financing the acquisition cost of the M/V Meiship. The facility was drawn on February 25, 2025. The interest margin can be decreased by 0.05% per vessel based on the achievement of certain emission thresholds. The term of the facility is five years and the repayment schedule comprises of 20 quarterly installments of $1.5 million and a final balloon of $24.6 million payable together with the final installment.

As of June 30, 2026, $46.3 million was outstanding under the facility.

December 2025 Danish Ship Finance Loan Facility
On December 12, 2025, the Company entered into a facility agreement with Danish Ship Finance A/S (“DSF”) for a $45.3 million term loan for the purpose of (i) refinancing the October 2022 Danish Ship Finance Loan Facility, which was secured by the M/Vs Premiership, Fellowship and Championship, (ii) financing the purchase obligation of the M/V Flagship under the Flagship Cargill Sale and Leaseback and (iii) providing liquidity for general corporate purposes. The facility was drawn on December 12, 2025. The loan facility is divided into five tranches. Tranche A, secured by the M/V Fellowship, and Tranche B, secured by the M/V Premiership, each have a twenty-two-month term and a repayment schedule comprising eight quarterly installments of $0.5 million and a final balloon of $2.1 million payable together with the final installments. Tranche C, secured by the M/V Championship, has a twenty-eight-month term and a repayment schedule comprising 10 quarterly installments of $0.6 million and a final balloon of $2.9 million payable together with the final installment. Tranche D, secured by the M/V Flagship, has a five-year term and a repayment schedule comprising 20 quarterly installments of $0.8 million and a final balloon of $1.8 million payable together with the final installment. Tranche E, secured by the M/Vs Fellowship, Premiership and Championship, has a three-and-a-half-year term and a repayment schedule comprising 14 quarterly installments of $0.5 million. A sustainability linked margin adjustment mechanism applies to all five tranches, whereby the interest margin can be increased or decreased by 0.05% based on certain emission thresholds.

As of June 30, 2026, $39.5 million was outstanding under the facility.

Loan Facilities repaid during the six-month period ended June 30, 2026

June 2022 Alpha Bank Loan Facility
On June 21, 2022, the Company entered into a facility agreement with Alpha Bank for a $21.0 million term loan which was secured by the M/V Dukeship. The loan facility had a term of five years and was repayable through four quarterly installments of $1.0 million followed by 12 quarterly installments of $0.5 million and a balloon of $11.0 million payable together with the final installment.

On June 22, 2026, the Company fully refinanced the outstanding amount of $11.0 million using the proceeds from the June 2026 Alpha Bank Loan Facility and all securities created in favor of Alpha Bank were irrevocably and unconditionally released.

All the facilities above are secured by a first priority mortgages over the respective vessel, general assignments covering the respective vessel’s earnings, charter parties, insurances and requisition compensation, account pledge agreements covering the vessel’s earnings accounts, technical and commercial managers’ undertakings, pledge agreements covering the shares of the applicable vessel-owning subsidiaries and a corporate guarantee by the Company.

Other Financial Liabilities: Sale and Leaseback Transactions

New Sale and Leaseback Activities during the six-month period ended June 30, 2026

BOCL Partnership Sale and Leaseback
On March 2, 2026, the Company entered into a $26.5 million sale and leaseback agreement with an affiliate of BOC Financial Leasing Corporation Limited (“BOCL”) to finance the purchase option cost of the M/V Partnership under the Chugoku Bank Sale and Leaseback. The Company sold and chartered back the vessel on a bareboat basis for a six-and-a-half-year period which commenced on March 9, 2026. The charterhire principal amortizes in 26 quarterly installments of $0.8 million along with a purchase option of $6.3 million at the expiry of the bareboat charter. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the second anniversary of the bareboat charter.

The charterhire principal, as of June 30, 2026, was $26.2 million.

BOCL Newbuilding 1 Sale and Leaseback
On March 9, 2026, the Company entered into a $57.8 million sale and leaseback agreement with an affiliate of BOCL for the purpose of financing the construction cost of the Newbuilding 1 scrubber fitted Newcastlemax vessel. Upon delivery of the vessel from the shipyard, the Company is expected to sell and charter back the vessel on a bareboat basis for an eight‑year period. Under the agreement, the lessor will provide pre‑delivery financing for certain installments under the shipbuilding contract, with accrued interest payable in arrears on the relevant drawdown amounts. The charterhire principal will amortize in 32 quarterly installments of $0.7 million. The Company will have continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the second anniversary of the bareboat charter. At the end of the bareboat charter period, if the purchase option has not been exercised, the Company will be obligated to pay a Purchase Option Premium (as defined therein) amounting to $10.0 million.

As of June 30, 2026, no amounts had been drawn under the BOCL Newbuilding 1 Sale and Leaseback and no amounts were outstanding thereunder.

Huarong Lordship Sale and Leaseback
On June 25, 2026, the Company entered into a $21.5 million sale and leaseback agreement for the M/V Lordship with an affiliate of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) to finance the purchase option cost of the M/V Lordship under the Village Seven Sale and Leaseback. The Company sold and chartered back the vessel on a bareboat basis for a six-year period, with a purchase obligation at the end of the sixth year. The charterhire principal amortizes in 24 quarterly installments of $0.7 million along with a purchase obligation of $5.3 million at the expiry of the bareboat charter. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the first anniversary of the bareboat charter.

As of June 30, 2026, no amounts had been drawn under the Huarong Lordship Sale and Leaseback and no amounts were outstanding thereunder. The bareboat charter commenced on July 3, 2026, upon delivery of the vessel to the lessor, at which time the Company drew down the full $21.5 million under the facility.

Pre-Existing Sale and Leaseback Activities

Evahline Sale and Leaseback
On March 29, 2023, we entered into a $19.0 million sale and leaseback agreement with a subsidiary of Evahline Inc. (“Evahline”) for the refinancing of the previous sale and leaseback agreement for the M/V Knightship. The Company sold and chartered back the vessel from Evahline on a bareboat basis for a six-year period, which commenced on April 6, 2023. The charterhire principal amortizes in 72 consecutive monthly installments paid in advance averaging approximately $0.3 million each. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the six-year bareboat period, the ownership of the vessel will be transferred to the Company at no additional cost.

The charterhire principal, as of June 30, 2026, was $8.7 million.

Village Seven Sale and Leaseback
On April 24, 2023, we entered into a $19.0 million sale and leaseback agreement for the M/V Lordship with Village Seven Co., Ltd and V7 Fune Inc. (collectively, “Village Seven”) to partially refinance the August 2021 Alpha Bank Loan Facility. The Company sold and chartered back the vessel from Village Seven on a bareboat basis for a period of four years and five months, which commenced on April 28, 2023. Following the second anniversary of the bareboat charter, the Company had continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company would have the option to repurchase the vessel at $7.8 million. The charterhire principal was repayable in 53 consecutive monthly installments paid in advance of approximately $0.2 million.

The charterhire principal, as of June 30, 2026, was $10.8 million. On July 3, 2026, the Company refinanced the outstanding amount using the proceeds from the Huarong Lordship Sale and Leaseback.

Huarong Friendship Sale and Leaseback
On March 13, 2025, the Company entered into a $16.5 million sale and leaseback agreement for the M/V Friendship with an affiliate of Huarong to refinance Tranche B of the August 2021 Alpha Bank Loan Facility, secured by the M/V Friendship. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, which commenced on March 20, 2025, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes in 20 quarterly installments of $0.4 million along with a purchase obligation of $7.7 million at the expiry of the bareboat charter. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter.

The charterhire principal, as of June 30, 2026, was $14.3 million.

Hinode Sale and Leaseback
On August 29, 2024, the Company entered into a $28.5 million sale and leaseback agreement with Hinode Kaiun Co., Ltd and Sunmarine Maritime S.A. (collectively, “Hinode”) for the purpose of financing part of the acquisition cost of the M/V Kaizenship. The Company sold and chartered back the vessel from Hinode on a bareboat basis for a six-year period, which commenced on October 1, 2024, having a purchase obligation at the end of the sixth year. The charterhire principal amortizes in 72 consecutive monthly installments paid in advance at $0.3 million each. Following the fourth anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company has an obligation to purchase the vessel at the price of $8.3 million.

The charterhire principal, as of June 30, 2026, was $22.2 million.

Kowa Blueship Sale and Leaseback
On August 6, 2025, the Company entered into a $22.5 million sale and leaseback agreement for the M/V Blueship with Kowa Kaiun Co. Ltd. and T.A.C.K. Shipping S.A. (collectively, “Kowa”) for the purpose of financing the purchase option cost of the M/V Blueship. The agreement became effective on August 25, 2025, upon the delivery of the M/V Blueship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the second anniversary of the bareboat charter, while Kowa has a put option at the end of the fifth year. The charterhire principal amortizes in 60 monthly installments paid in advance at $0.3 million, along with the final purchase and put options of $6.4 million payable at the expiry of the bareboat charter.

The charterhire principal, as of June 30, 2026, was $19.6 million.

Huarong Hellasship Sale and Leaseback
On December 29, 2025, the Company entered into a $24.7 million sale and leaseback agreement for the M/V Hellasship with an affiliate of Huarong to refinance the AVIC Hellasship Sale and Leaseback. The Company sold and chartered back the vessel on a bareboat basis for an eighty-one-month period which commenced on January 8, 2026. The charterhire principal amortizes in 27 quarterly installments of $0.7 million along with a purchase obligation of $6.6 million at the expiry of the bareboat charter. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter.

The charterhire principal, as of June 30, 2026, was $24.0 million.

Huarong Iconship Sale and Leaseback
On December 29, 2025, the Company entered into a $25.9 million sale and leaseback agreement for the M/V Iconship with an affiliate of Huarong to refinance the AVIC Iconship Sale and Leaseback. The Company sold and chartered back the vessel on a bareboat basis for an eighty-one-month period which commenced on January 8, 2026. The charterhire principal amortizes in 27 quarterly installments of $0.7 million along with a purchase obligation of $8.4 million at the expiry of the bareboat charter. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter.

The charterhire principal, as of June 30, 2026, was $25.3 million.

Huarong Patriotship Sale and Leaseback
On December 29, 2025, the Company entered into a $21.9 million sale and leaseback agreement for the M/V Patriotship with an affiliate of Huarong to refinance the AVIC Patriotship Sale and Leaseback. The Company sold and chartered back the vessel on a bareboat basis for an eighty-one-month period which commenced on January 8, 2026. The charterhire principal amortizes in 27 quarterly installments of $0.7 million along with a purchase obligation of $3.3 million at the expiry of the bareboat charter. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter.

The charterhire principal, as of June 30, 2026, was $21.2 million

Sale and Leaseback Activities repaid during the six-month period ended June 30, 2026

AVIC Hellasship Sale and Leaseback
On June 4, 2024, the Company entered into a $19.5 million sale and leaseback agreement with Hao Leo Limited, an affiliate of AVIC International Leasing Co., Ltd. (“AVIC”) to partially refinance the CMBFL Sale and Leaseback, which was secured by the M/Vs Hellasship and Patriotship. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, which commenced on June 28, 2024, having a purchase obligation at the end of the fifth year. The charterhire principal was repayable in four quarterly installments of $0.7 million followed by 16 quarterly installments of $0.4 million along with a purchase obligation of $10.5 million at the expiry of the bareboat charter. The installments were paid in advance. The Company had continuous options to repurchase the vessel at any time during the bareboat charter period and at predetermined prices as set forth in the agreement.

On January 8, 2026, the Company refinanced the outstanding amount of $15.5 million using the proceeds from the Huarong Hellasship Sale and Leaseback.

AVIC Iconship Sale and Leaseback
On June 4, 2024, the Company entered into a $21.9 million sale and leaseback agreement with Hao Cancer Limited, an affiliate of AVIC to partially finance the acquisition of the M/V Iconship. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, which commenced on June 11, 2024, having a purchase obligation at the end of the fifth year. The charterhire principal was repayable in four quarterly installments of $0.8 million followed by 16 quarterly installments of $0.5 million along with a purchase obligation of $11.5 million at the expiry of the bareboat charter. The installments were paid in advance. The Company had continuous options to repurchase the vessel at any time during the bareboat charter period and at predetermined prices as set forth in the agreement.

On January 8, 2026, the Company refinanced the outstanding amount of $17.5 million using the proceeds from the Huarong Iconship Sale and Leaseback.

AVIC Patriotship Sale and Leaseback
On June 4, 2024, the Company entered into a $16.9 million sale and leaseback agreement with Hao Virgo Limited, an affiliate of AVIC to partially refinance the CMBFL Sale and Leaseback, secured by the M/Vs Hellasship and Patriotship. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, which commenced on June 28, 2024, having a purchase obligation at the end of the fifth year. The charterhire principal was repayable in four quarterly installments of $0.6 million followed by 16 quarterly installments of $0.3 million along with a purchase obligation of $9.5 million at the expiry of the bareboat charter. The installments were paid in advance. The Company had continuous options to repurchase the vessel at any time during the bareboat charter period and at predetermined prices as set forth in the agreement.

On January 8, 2026, the Company refinanced the outstanding amount of $13.5 million using the proceeds from the Huarong Patriotship Sale and Leaseback.

Chugoku Bank Sale and Leaseback
On February 25, 2022, the Company entered into a $21.3 million sale and leaseback transaction with Chugoku Bank, Ltd. to refinance the prior indebtedness secured by the M/V Partnership. The drawdown of the funds under the sale and leaseback agreement occurred on March 9, 2022. The principal was repayable over an eight-year term, through 32 quarterly installments averaging approximately $0.6 million, followed by a purchase option of $2.4 million at the expiration of the bareboat charter. Following the second anniversary of the bareboat charter, the Company had continuous options to repurchase the vessel at predetermined prices as set forth in the agreement.

On March 9, 2026, the Company refinanced the outstanding amount of $12.0 million using the proceeds from the BOCL Partnership Sale and Leaseback.

Huarong Squireship Sale and Leaseback
On March 13, 2025, the Company entered into a $18.0 million sale and leaseback agreement for the M/V Squireship with an affiliate of Huarong to refinance Tranche A of the August 2021 Alpha Bank Loan Facility, which was secured by the M/V Squireship. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, which commenced on March 20, 2025, having a purchase obligation at the end of the fifth year. The charterhire principal was repayable in 20 quarterly installments of $0.5 million along with a purchase obligation of $8.5 million at the expiry of the bareboat charter. The Company had continuous options to repurchase the vessel at any time of the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter.

On May 29, 2026, the Company sold the M/V Squireship to United. In connection with the sale, the Company entered into a novation agreement with the lessor pursuant to which, upon completion of the transaction, a subsidiary of United assumed the existing sale and leaseback agreement, including all related rights and obligations. Accordingly, all rights and obligations of the Company under the agreement were transferred, with United’s subsidiary and United becoming the new lessee and the new guarantor under the arrangement, respectively.

New Sale and Leaseback Activities after the six-month period ended June 30, 2026

Huarong Newbuilding 5 Sale and Leaseback
On July 28, 2026, the Company entered into a $56.3 million sale and leaseback agreement with an affiliate of Huarong for the purpose of financing the construction cost of the Newbuilding 5 scrubber fitted Capesize vessel. Upon delivery of the vessel from the shipyard, the Company is expected to sell and charter back the vessel on a bareboat basis for a five‑year period. Under the agreement, the lessor will provide pre‑delivery financing for certain installments under the shipbuilding contract, with accrued interest payable in arrears on the relevant drawdown amounts. The charterhire principal will amortize in 20 quarterly installments of $0.6 million along with a purchase obligation of $43.5 million at the expiry of the bareboat charter. The Company will have continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the first anniversary of the bareboat charter. As of the date of this report, the Company has drawn $7.5 million under the facility.

Certain of the sale and leaseback agreements above are secured by general assignments covering the respective vessel’s earnings, charter parties, insurances and requisition compensation, account pledge agreements covering the vessel’s earnings accounts, technical and commercial managers’ undertakings, pledge agreements covering the shares of the applicable vessel-owning subsidiaries and a corporate guarantee by the Company.

All of our loan facilities and sale and leaseback agreements bear interest at SOFR plus a margin. The weighted average margin as of June 30, 2026 was 2.17%.

Certain of our loan facilities and sale and leaseback agreements contain financial covenants requiring us to maintain specified financial ratios, including a minimum security coverage ratio (based on vessel values and pledged cash deposits relative to outstanding indebtedness), a maximum ratio of net debt to market value-adjusted total assets, and a minimum liquidity requirement. As of June 30, 2026, we were in compliance with the applicable financial and other covenants contained in our debt and sale and leaseback agreements.

Euro 100 Million Unsecured Bond
On July 10, 2026 we issued Euro 100 million principal amount of unsecured bonds to investors in Greece (ATHEX: SHIPB1). The bonds commenced trading on the Fixed Income Securities Segment of Euronext Athens Holding S.A. on July 13, 2026. The bonds were issued at par, mature in July 2031, and bear interest at 4.90% per annum, payable semi-annually, with no principal payments before maturity.

Dividend Policy

In August 2024, our Board of Directors (“Board”) adopted an updated dividend policy, pursuant to which we intend to distribute approximately 50% of our operating cash flow (the amount presented in our Cash Flow Statement for the period in question, incorporating all operating expenses, variations in working capital, interest expenses and amounts paid for drydocking),

•	Less: Debt repayments (this amount captures loan facilities, finance lease liabilities and other financial liabilities),
•
Less: Discretionary quarterly reserve (this amount will be assessed by the Board on a quarterly basis taking into consideration, among other things, (a) the share buybacks completed during the quarter, (b) anticipated capital expenditures such as vessel acquisitions and (c) a targeted liquidity buffer for all business purposes).

Any future dividends declared will be at the discretion and remain subject to approval of the Board each quarter, after its review of our financial condition and other factors, including but not limited to our earnings, prevailing charter market conditions, capital requirements, investment opportunities, limitations under our debt agreements and applicable provisions of Marshall Islands law. Seanergy’s dividend policy and declaration and payment of dividends may be changed at any time and are subject to legally available funds and the Board’s determination that each declaration and payment is at the time in the best interests of Seanergy and its shareholders after review of the Company’s financial performance. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and affiliates distributing to us their earnings and cash flow. Some of our financing agreements limit our ability to pay dividends and our subsidiaries’ ability to make distributions to us. There can be no assurance that our Board will declare or pay any dividend in the future.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Seanergy Maritime Holdings Corp.
Unaudited Interim Condensed Consolidated Balance Sheets
As of June 30, 2026 and December 31, 2025
(In thousands of US Dollars, except for share and per share data)

		June 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	4	48,065	48,244
Restricted cash	4	5,109	8,109
Accounts receivable trade, net	13	1,037	871
Inventories	5	1,836	1,634
Prepaid expenses		2,885	3,444
Due from related parties	3	6,634	9,100
Other current assets		1,858	1,950
Foreign exchange forward contract		-	46
Net investment in sales type lease, current	8	2,760	-
Intangible assets		1,931	1,493
Total current assets		72,115	74,891

Fixed assets:
Vessels, net	6	443,216	506,542
Vessels under construction	7	70,161	118
Other fixed assets, net		124	160
Total fixed assets		513,501	506,820

Other non-current assets:
Deferred charges and other investments, non-current		23,201	17,426
Restricted cash, non-current	4, 9	6,300	6,300
Net investment in sales type lease, non-current	8	22,268	-
Advances in finance lease contracts	7	3,883	-
Intangible assets, non-current		1,175	67
Operating lease, right of use asset	11	159	214
Investment in equity securities		830	830
Other non-current assets		30	31
TOTAL ASSETS		643,462	606,579

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $1,249 and $1,963, respectively	9	46,791	54,940
Trade accounts and other payables		8,963	13,123
Accrued liabilities		15,548	12,222
Operating lease liability, current	11	93	98
Deferred revenue	13	2,570	4,934
Financial instruments		68	-
Other current liabilities	12, 17	6,647	2,745
Total current liabilities		80,680	88,062

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $2,360 and $1,835, respectively	9	248,076	235,220
Operating lease liability, non-current	11	66	116
Other liabilities, non-current		1,531	1,798
Total liabilities		330,353	325,196

Commitments and contingencies	11

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; 20,000 and 20,000 shares issued and outstanding as at June 30, 2026 and December 31, 2025, respectively		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at June 30, 2026 and December 31, 2025; 21,668,198 and 21,114,098 shares issued and outstanding as at June 30, 2026 and December 31, 2025, respectively		2	2
Additional paid-in capital	12	605,345	600,845
Accumulated deficit		(292,238)	(319,464)
Total Stockholders’ equity		313,109	281,383
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		643,462	606,579

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
 Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2026 and 2025
(In thousands of US Dollars, except for share and per share data)

		2026	2025
Vessel revenue, net	13	96,744	60,340
Fees from related parties	3	1,049	1,345
Revenue, net		97,793	61,685
Expenses:
Voyage expenses		(1,958)	(1,847)
Vessel operating expenses		(24,706)	(26,346)
Management fees		(520)	(552)
General and administration expenses	16	(14,165)	(9,012)
Amortization of deferred dry-docking costs		(3,892)	(2,124)
Depreciation and amortization	6	(14,905)	(15,253)
Gain on sale of vessel, net - related party	6	4,559	-
Gain on sales type lease - related party	8	4,101	-
Loss on forward freight agreements, net		(10)	(19)
Operating income		46,297	6,532
Other income / (expenses), net:
Interest and finance costs	14	(9,139)	(10,930)
Loss on extinguishment of debt	9	(2,172)	(28)
Interest and other income		733	337
Interest and other income - related party	3,8	282	48
Unrealized (gain) / losses from foreign exchange derivatives		(114)	423
Foreign currency exchange gain / (loss), net		7	(349)
Total other expenses, net		(10,403)	(10,499)
Net income / (loss)		35,894	(3,967)

Earnings / (loss) per common share, basic and diluted	15	1.67	(0.20)

Weighted average number of common shares outstanding, basic and diluted	15	21,019,838	20,255,507

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the six-month periods ended June 30, 2026 and 2025
 (In thousands of US Dollars, except for share data)

	Preferred stock Series B		Common stock		Additional paid-in	Accumulated	Total stockholders’
	# of Shares	Par Value	# of Shares	Par Value	capital	deficit	equity

Balance, December 31, 2024	20,000	-	20,374,165	2	595,947	(333,770)	262,179
Issuance of common stock (including the exercise of warrants) (Note 12)	-	-	-	-	(12)	-	(12)
Stock based compensation (Note 16)	-	-	528,200	-	2,677	-	2,677
Dividends ($0.15 per share) (Note 12)	-	-	-	-	-	(3,135)	(3,135)
Net loss	-	-	-	-	-	(3,967)	(3,967)
Balance, June 30, 2025	20,000	-	20,902,365	2	598,612	(340,872)	257,742

	Preferred stock Series B		Common stock		Additional paid-in	Accumulated	Total stockholders’
	# of Shares	Par Value	# of Shares	Par Value	capital	deficit	equity

Balance, December 31, 2025	20,000	-	21,114,098	2	600,845	(319,464)	281,383
Issuance of common stock (including the exercise of warrants) (Note 12)	-	-	-	-	(18)	-	(18)
Stock based compensation (Note 16)	-	-	554,100	-	4,518	-	4,518
Dividends ($0.40 per share) (Note 12)	-	-	-	-	-	(8,668)	(8,668)
Net income	-	-	-	-	-	35,894	35,894
Balance, June 30, 2026	20,000	-	21,668,198	2	605,345	(292,238)	313,109

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2026 and 2025
(In thousands of US Dollars)

	2026	2025
Net cash provided by operating activities	44,656	16,239
Cash flows from investing activities:
Proceeds from sale of vessel	13,813	-
Vessels acquisitions and improvements	(1,928)	(35,325)
Vessels under construction	(70,022)	-
Finance lease prepayments and other initial direct costs	(3,882)	(8,150)
Loan to related party	-	(2,000)
Repayment of loan by related party	-	2,000
Due from related parties	3,144	(188)
Net cash used in investing activities	(58,875)	(43,663)
Cash flows from financing activities:
Proceeds from long term debt and other financial liabilities	111,950	88,060
Repayments of long term debt and other financial liabilities	(91,746)	(60,274)
Payments of finance lease liabilities	-	(1,099)
Proceeds from other non current liabilities	1,004	166
Dividends paid	(7,078)	(7,388)
Payments of financing and stock issuance costs	(3,090)	(1,563)
Net cash provided by financing activities	11,040	17,902
Net decrease in cash and cash equivalents and restricted cash	(3,179)	(9,522)
Cash and cash equivalents and restricted cash at beginning of period	62,653	34,916
Cash and cash equivalents and restricted cash at end of period	59,474	25,394

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest paid, net of capitalized interest	6,498	11,031

Noncash investing activities:
Vessel improvements	1,412	387
Vessels under construction	139	-
Right-of use assets and initial direct costs	-	23,897
Other financial liabilities assumed by buyer upon sale of vessel	15,687	-

Noncash financing activities:
Dividends declared but not paid	4,334	1,045
Financing and stock issuance costs	1,444	(177)
Other financial liabilities assumed by buyer upon sale of vessel	(15,687)	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.          Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Glyfada, Greece. The Company’s common shares are listed on the Nasdaq Capital Market under the symbol “SHIP”. The Company provides global transportation solutions in the dry bulk shipping sector through its subsidiaries.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the “Company” or “Seanergy”).

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2025 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2026 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026.

The consolidated balance sheet as of December 31, 2025 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

On June 30, 2026, the Company had a working capital deficit of $8,565, which includes an amount of $2,570 relating to pre-collected revenue and is included in deferred revenue in the accompanying unaudited interim condensed consolidated balance sheets. This amount represents current liabilities that do not require future cash settlement. The working capital deficit is mainly attributable to the repayments due under the long-term debt and the other financial liabilities. For the six-month period ended June 30, 2026, the Company realized a net income of $35,894 and generated cash flow from operations of $44,656. The Company believes it has the ability to continue as a going concern over the next twelve months following the date of the issuance of these financial statements and finance its obligations as they come due via cash from operations and through new financing agreements entered into or commitments of financing that have been obtained, including the issuance of Euro 100 million of unsecured bonds (Note 17).

Consequently, the unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
a.          Subsidiaries in Consolidation:

Seanergy’s subsidiaries included in these unaudited interim condensed consolidated financial statements as of June 30, 2026:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Emperor Holding Ltd. (1)	Marshall Islands	N/A	N/A	N/A
Sea Genius Shipping Co. (1)(3)	Marshall Islands	Geniuship	October 13, 2015	September 10, 2025
Premier Marine Co. (1)	Marshall Islands	Premiership	September 11, 2015	N/A
Squire Ocean Navigation Co. (1)(3)	Liberia	Squireship	November 10, 2015	June 8, 2026
Lord Ocean Navigation Co. (1)(4)	Liberia	Lordship	November 30, 2016	April 28, 2023
Champion Marine Co. (1)	Marshall Islands	Championship	November 7, 2018	N/A
Fellow Shipping Co. (1)	Marshall Islands	Fellowship	November 22, 2018	N/A
Friend Ocean Navigation Co. (1)(4)	Liberia	Friendship	July 27, 2021	March 20, 2025
World Shipping Co. (1)	Marshall Islands	Worldship	August 30, 2021	N/A
Duke Shipping Co. (1)	Marshall Islands	Dukeship	November 26, 2021	N/A
Partner Marine Co. (1)(4)	Marshall Islands	Partnership	March 9, 2022	March 9, 2026
Honor Shipping Co. (1)	Marshall Islands	Honorship	June 27, 2022	N/A
Paros Ocean Navigation Co. (1)	Liberia	Paroship	December 27, 2022	N/A
Knight Ocean Navigation Co. (1)(4)	Liberia	Knightship	December 13, 2016	April 6, 2023
Flag Marine Co. (1)	Marshall Islands	Flagship	May 6, 2021	N/A
Hellas Ocean Navigation Co. (1)(4)	Liberia	Hellasship	May 6, 2021	January 8, 2026
Patriot Shipping Co. (1)(4)	Marshall Islands	Patriotship	June 1, 2021	January 8, 2026
Traders Shipping Co. (1)(3)	Marshall Islands	Tradership	June 9, 2021	February 28, 2023
Partner Shipping Co. Limited (1)(3)	Malta	Partnership	May 31, 2017	March 9, 2022
Titan Ocean Navigation Co. (1)	Liberia	Titanship	October 24, 2024	N/A
Icon Ocean Navigation Co. (1)(4)	Liberia	Iconship	June 11, 2024	January 8, 2026
Kaizen Shipping Co. (1)(4)	Marshall Islands	Kaizenship	October 1, 2024	October 1, 2024
Blue Shipping Co. (1)(4)	Marshall Islands	Blueship	February 25, 2025	August 25, 2025
Mei Shipping Co. (1)	Marshall Islands	Meiship	February 27, 2025	N/A
Atsea Ventures Corp. (1)(3)	Marshall Islands	N/A	N/A	N/A
Prime Ocean Navigation Co. (1)	Liberia	N/A	N/A	N/A
King Marine Co. (1)	Marshall Islands	N/A	N/A	N/A
Mega Marine Co. (1)	Marshall Islands	N/A	N/A	N/A
Niki Marine Co. (1)	Marshall Islands	N/A	N/A	N/A

(1)	Subsidiaries wholly owned
(2)	Management companies
(3)	Dormant companies
(4)	Bareboat charterers

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
2.          Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026. There have been no material changes to these policies in the six-month period ended June 30, 2026, except as discussed below:

(a)	Sales type leases - Leases for Lessors

If for a vessel lease, where the Company is regarded as the lessor and the lease is classified as a sales type lease, the carrying amount of the vessel is derecognized and a net investment in the lease is recorded. For a sales type lease, the net investment in the lease is measured at lease commencement date as the sum of the lease receivable and the estimated residual value of the vessel, which is measured at the present value, discounted using the rate implicit in the lease. Any selling profit or loss arising from a sales type lease is recorded at lease commencement. Over the term of the lease, the Company recognizes interest income on the net investment in the lease.

The Company pursuant to the provisions of “ASC 326 Financial Instruments — Credit Losses” assesses at each reporting period the counterparties’ credit worthiness in order to conclude whether an allowance for credit losses is required to be recognized. For sales type leases, any such allowance reduces the recorded net investment and is recognized as a loss charged to finance income in the period in which the estimate is changed. For the six-months period June 30, 2026, no impairment recognition was deemed necessary.

(b)	Finance costs

Financing costs directly attributable to the construction of an asset that necessarily takes a substantial period of time to get an asset ready for its intended use or sale are capitalized as part of the cost of the asset (capitalized interest).

Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements with the objective to address longstanding requests from investors to provide more detailed information about expenses presented on the face of the income statement. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within the fiscal years beginning after December 15, 2027 with early adoption permitted. The amendments are to be applied either prospectively to financial statements issued for the reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements.

Τhere are no other recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed financial statements for the six-month period ended June 30, 2026.

3.          Transactions with Related Parties:

Details of the Company’s transactions with related parties are discussed in Note 3 of the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report on Form 20-F filed with the SEC on March 31, 2026, and are supplemented by the below new activities within the period.

Rights of First Offer:

On May 29, 2026, following United Maritime Corporation’s (“United”) exercising its right of first offer, the Company entered into a charter acquisition agreement with United to sell and transfer all the bareboat charter rights and (purchase and other) obligations under the Huarong Squireship Sale and Leaseback agreement for the Squireship to United for an aggregate sale price of $29,500. The effective date of delivery of the vessel was June 8, 2026 (Note 6). A special committee of disinterested members of the Company’s Board of Directors negotiated the terms and approved the agreement. Seanergy Shipmanagement continues to provide technical management services for the vessel with effect as of the commencement of the charter period earning a fixed management fee of $14 per month.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On February 6, 2026, following United exercising its right of first offer, the Company entered into an agreement with United for the sale of the Dukeship through an 18-month bareboat charter (Note 8). A special committee of disinterested members of the Company’s Board of Directors negotiated the terms and approved the agreement. Seanergy Shipmanagement continues to provide technical management services for the vessel with effect as of the commencement of the charter period earning a fixed management fee of $14 per month.

Management Agreements:

During the six-month period ended June 30, 2026 and 2025, fees charged from Seanergy to United in relation to services provided under various management agreements entered into with respect to United’s fleet amounted to $1,049 and $1,345, respectively, and are presented in “Fees from related parties” in the accompanying unaudited interim condensed statements of operations.

As of June 30, 2026 and December 31, 2025, balances due from United amounted to $6,634 and $9,100, respectively, and are included in “Due from related parties” in the accompanying unaudited interim condensed consolidated balance sheets, relating to United management fees and working capital advances.

4.          Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the unaudited interim condensed consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited interim condensed consolidated statements of cash flows:

	June 30, 2026	December 31, 2025
Cash and cash equivalents	48,065	48,244
Restricted cash	5,109	8,109
Restricted cash, non-current	6,300	6,300
Total	59,474	62,653

Restricted cash as of June 30, 2026 includes a $5,000 term deposit as pledged, at the Company’s option, capital for a one-month period as per the October 2024 Alpha Bank Loan Facility (Note 9) and $109 of restricted deposits pledged as collateral for credit cards balances with one of the Company’s financial institutions. Restricted cash, non-current as of June 30, 2026 includes $3,000 of minimum liquidity requirements as per the February 2025 Piraeus Bank Loan Facility (Note 9), $2,800 of minimum liquidity requirements as per the December 2025 Danish Ship Finance Loan Facility (Note 9) and $500 of minimum liquidity requirements as per the June 2026 Alpha Bank Loan Facility (Note 9). Minimum liquidity, not legally restricted, as of June 30, 2026, of $9,500 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents” in the unaudited interim condensed consolidated balance sheet.

Restricted cash as of December 31, 2025 includes a $8,000 term deposit as pledged, at the Company’s option, capital for a one-month period as per the October 2024 Alpha Bank Loan Facility (Note 9) and $109 of restricted deposits pledged as collateral for credit cards balances with one of the Company’s financial institutions. Restricted cash, non-current as of December 31, 2025 includes $3,000 of minimum liquidity requirements as per the February 2025 Piraeus Bank Loan Facility (Note 9), $2,800 of minimum liquidity requirements as per the December 2025 Danish Ship Finance Loan Facility (Note 9) and $500 of minimum liquidity requirements as per the June 2022 Alpha Bank Loan Facility (Note 9). Minimum liquidity, not legally restricted, as of December 31, 2025, of $10,000 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents” in the unaudited interim condensed consolidated balance sheet.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
5.          Inventories:

As of June 30, 2026 and December 31, 2025, inventories amounted to $1,836 and $1,634, respectively, in the accompanying unaudited interim condensed consolidated balance sheets related to lubricants.

6.          Vessels, Net:

The amounts in the accompanying unaudited interim condensed consolidated balance sheet are analyzed as follows:

June 30, 2026
Cost:
Beginning balance	651,545
- Additions	1,379
- Disposals	(40,037)
- Disposal as sales type lease	(34,554)
Ending balance	578,333

Accumulated depreciation:
Beginning balance	(145,003)
- Depreciation for the period	(14,869)
- Disposals	16,633
- Disposal as sales type lease	8,122
Ending balance	(135,117)

Net book value	443,216

Details of the Company’s vessels, net are discussed in Note 6 of the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report on Form 20-F filed with the SEC on March 31, 2026.

Gain on sale of vessel, net - related party

On May 29, 2026, the Company entered into a charter acquisition agreement with United to sell and transfer to United all the bareboat charter rights and (purchase and other) obligations under the bareboat agreement (Note 9) for the Squireship for an aggregate sale price of $29,500. The vessel was delivered to United on June 8, 2026. A gain on sale of vessel, net of sale expenses, amounting to $4,559 was recognized and is presented as “Gain on sale of vessel, net - related party” in the unaudited interim consolidated statement of operations.

Transfer to sales type lease

Following the 18-month bareboat charter for the Dukeship (Note 8) and the classification of the transaction as sales type lease, the Company derecognized the carrying amount of the vessel of $26,432.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
During the six months ended June 30, 2026, an amount of $1,379 of improvements were capitalized that concern improvements on vessels’ performance and meeting environmental standards mainly due to installation of ballast water treatment systems and other energy saving devices. The cost of these additions was accounted for as major improvement and was capitalized, and will be depreciated over the remaining useful life of the vessel.  Amounts paid within the year for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the unaudited interim condensed consolidated statement of cash flows.

As of June 30, 2026, all vessels, except for the vessels financed through other financial liabilities for which ownership is held by the lessors (i.e., sale and leaseback agreements) are mortgaged to secure loans of the Company (Note 9).

7. Vessels under construction
Details of the Company’s vessels under construction are discussed in Note 6 (“Advances for vessels under construction”) of the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report on Form 20-F filed with the SEC on March 31, 2026, and are supplemented by the below new activities within the period.
On June 1, 2026, the Company entered into an agreement with an unaffiliated third party for the acquisition of a Japanese newbuilding 181,000 dwt scrubber-fitted Capesize vessel (“Newbuilding 7”), to be built by Imabari Shipbuilding Co., Ltd. The contract price is $80,000, with delivery expected between the first and the second quarter of 2029. The purchase price is payable in five installments linked to the vessel’s construction milestones, with 40% of the purchase price payable during the first thirty (30) months following the execution of the agreement and the remaining 60% payable upon delivery of the vessel. As of June 30, 2026, an amount equal to 5% of the purchase price had been paid.

On April 9, 2026, the Company entered into an agreement with Hengli Shipbuilding (Dalian) Co., Ltd. and Hengli Shipbuilding (Singapore) Pte. Ltd. for the construction of a 181,500 dwt scrubber-fitted Capesize vessel (“Newbuilding 6”). The contract price is $77,857, with delivery expected in the fourth quarter of 2027. The contract price is payable in five installments, linked to the vessel’s construction milestones, with 45% of the contract price payable during the first fifteen (15) months following the execution of the agreement and the remaining 55% payable upon delivery of the vessel. As of June 30, 2026, no amounts had been paid under the agreement.

Οn February 26, 2026, the Company entered into an agreement with an unaffiliated third party for the acquisition of a Japanese newbuilding 181,500 dwt scrubber-fitted Capesize vessel (“Newbuilding 2”), to be built by Imabari Shipbuilding Co., Ltd. The contract price is $80,100, with delivery expected between the second and the third quarter of 2027. The purchase price is payable in two installments. An amount equal to 20% of the purchase price was payable upon execution of the agreement and the remaining 80% is payable upon delivery of the vessel.  As of June 30, 2026, an amount equal to 20% of the contract price had been paid.

On February 25, 2026, the Company entered into a ten-year bareboat charter agreement with an unaffiliated third party for a Japanese newbuilding 181,500 dwt scrubber-fitted Capesize vessel (“Newbuilding 3”), to be built in Imabari Shipbuilding Co., Ltd. The Company advanced a down payment of $3,875 upon signing of the agreement and will pay an additional down payment of $7,750 one year after the signing of the bareboat charter agreement, as well as $3,875 upon delivery of the vessel to the Company, which is expected in the first quarter of 2029. Following the delivery of the vessel, the Company will pay a monthly charter rate of $295 over the period of the bareboat charter. Following the fifth anniversary of the bareboat charter, the Company will have continuous options to purchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement. At the end of the bareboat period, the Company will have an option to purchase the vessel for $26,970, which the Company expects to exercise.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Οn January 30, 2026, the Company entered into an agreement with Hengli Shipbuilding (Dalian) Co., Ltd. and Hengli Shipbuilding (Singapore) Pte. Ltd. for the construction of a 181,500 dwt scrubber-fitted Capesize vessel, (“Newbuilding 4”). The contract price is $75,159, with delivery expected in the third quarter of 2027. The contract price is payable in five installments, linked to the vessel’s construction milestones, with 45% of the contract price payable during the first fifteen (15) months following the execution of the agreement and the remaining 55% payable upon delivery of the vessel. The acquisition of the vessel will be financed with cash on hand and through a sale and leaseback agreement with an affiliate of China Huarong Shipping Financial Leasing Company Limited (“Huarong”). As of June 30, 2026, an amount equal to 25% of the contract price had been paid.

The following table presents an analysis of vessels under construction:

June 30, 2026
Beginning balance	118
- Advances for vessel under construction and other initial expenses	69,012
- Capitalized interest	1,031
Vessels under construction	70,161

8.          Net investment in sales type lease :

On February 6, 2026, following United exercising its right of first offer, the Company entered into an 18-month bareboat charter agreement with United for the Dukeship. The charter period commenced following the delivery of the vessel on February 12, 2026. United has advanced a downpayment of $5,500 and will pay a daily charter rate of $9.5, with a purchase obligation of $22,100 at the end of the bareboat charter. The Company had classified the above transaction as sales type lease. At the commencement date the Company recognized a net investment in lease equal to the present value of the lease receivable during the bareboat charter using an implicit rate of 2.96%. The Company recognized a net investment in sales type lease of $31,663.

The annual lease receivables under the Dukeship bareboat charter agreement are as follows:

Twelve month periods ending June 30,	Amount
2027	3,449
2028	22,343
Total undiscounted cash flows	25,792
Less: Discount based on implicit rate	(764)
Present value of lease receivables	25,028

Net investment in sale type lease, current	2,760
Net investment in sale type lease, non-current	22,268
Present value of lease receivables	25,028

A gain on sale type lease of $4,101 was recognized and is presented as “Gain on sales type lease - related party” in the unaudited interim condensed consolidated statement of operations, based on the difference between the carrying amount of the vessel (Note 6), the unamortized balance of drydocking cost and the net investment in lease.

During the six months ended June 30, 2026, interest income relating to Net investment in lease amounted to $282 and is presented as “Interest and other income - related party” in the unaudited interim consolidated statement of operations.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
9.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	June 30, 2026	December 31, 2025
Long-term debt and other financial liabilities	298,476	293,958
Less: Deferred financing costs and debt discounts	(3,609)	(3,798)
Total	294,867	290,160
Less - current portion	(46,791)	(54,940)
Long-term portion	248,076	235,220

Details of the Company’s secured credit and other financial liabilities are discussed in Note 8 of the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report on Form 20-F filed with the SEC on March 31, 2026, and are supplemented by the below new activities within the period.

New Loan Facilities during the six-month period ended June 30, 2026

June 2026 Alpha Bank Loan Facility

On June 17, 2026, the Company entered into a facility agreement with Alpha Bank S.A. (“Alpha Bank”) for a $13,000 term loan for the purpose of (i) refinancing the June 2022 Alpha Bank Loan Facility, which was secured by the Dukeship and (ii) providing liquidity for working capital purposes. The facility is secured by the Dukeship and was drawn on June 22, 2026. In addition, the Company may pledge cash in the form of time deposits, up to an amount equal to the outstanding principal balance of the loan. For the portion of the loan corresponding to the pledged amount, the applicable interest will be reduced significantly for the term of the related time deposit, which must coincide with an interest period of the facility. The facility has a term of 18 months and is repayable in six quarterly installments of $575 each, together with a final balloon of $9,550 payable together with the final installment. As of June 30, 2026, the amount outstanding under the June 2026 Alpha Bank Loan was $13,000.

Loan Facilities repaid during the six-month period ended June 30, 2026

June 2022 Alpha Bank Loan Facility

On June 21, 2022, the Company entered into a facility agreement with Alpha Bank S.A. for a $21,000 term loan secured by the Dukeship. The term of the facility was four years. In addition, the Company had the option to pledge cash in the form of time deposits. For the portion of the loan corresponding to the pledged amount, the applicable margin was reduced significantly for the term of the related time deposit. The repayment schedule was four quarterly installments of $1,000 followed by twelve quarterly installments of $500 and a final balloon of $11,000 payable together with the sixteenth installment. On June 22, 2026, the Company fully refinanced the outstanding amount of $11,000 using the proceeds from June 2026 Alpha Bank Loan Facility and all securities created in favor of Alpha Bank were irrevocably and unconditionally released.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Other Financial Liabilities – Sale and Leaseback Transactions

New Sale and Leaseback Activities during the six-month period ended June 30, 2026

BOCL Partnership Sale and Leaseback

On March 2, 2026, the Company entered into a $26,500 sale and leaseback agreement with an affiliate of BOC Financial Leasing Corporation Limited (“BOCL”) to finance the purchase option cost of the Partnership under the Chugoku Bank Sale and Leaseback. The Company sold and chartered back the vessel on a bareboat basis for a six-and-a-half-year period which commenced on March 9, 2026. The charterhire principal amortizes in twenty-six quarterly installments of $779. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the second anniversary of the bareboat charter. Under ASC 842-40, the transaction will be accounted for as a financial liability, as control remains with the Company and the Partnership continues to be recorded as an asset on the Company’s balance sheet. The charterhire principal, as of June 30, 2026, was $26,180.

BOCL Newbuilding 1 Sale and Leaseback

On March 9, 2026, the Company entered into a $57,750 sale and leaseback agreement with an affiliate of BOCL for the purpose of financing the construction cost of the Newbuilding 1. Upon delivery of the vessel from the shipyard, the Company is expected to sell and charter back the vessel on a bareboat basis for an eight-year period. Under the agreement, the lessor will provide pre‑delivery financing for certain installments under the shipbuilding contract, with accrued interest payable in arrears on the relevant drawdown amounts. Following the delivery of the vessel, the charterhire principal will amortize in thirty-two quarterly installments of $670. The Company will have continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the second anniversary of the bareboat charter. At the end of the bareboat charter period, if the purchase option has not been exercised, the Company will be obligated to pay a Purchase Option Premium (as defined therein) amounting to $10,000. The Company expects to account for the transaction as a financial liability under ASC 842-40. As of June 30, 2026, no amounts had been drawn under the BOCL Newbuilding 1 Sale and Leaseback and no amounts were outstanding thereunder.

Huarong Lordship Sale and Leaseback

On June 25, 2026, the Company entered into a $21,500 sale and leaseback agreement for the Lordship with an affiliate of Huarong to finance the purchase option cost of the Lordship under the Village Seven Sale and Leaseback. The agreement became effective on July 3, 2026, upon the delivery of the Lordship to the lessor (Note 17). The Company sold and chartered back the vessel on a bareboat basis for a six-year period, having a purchase obligation at the end of the sixth year. The charterhire principal amortizes in twenty four quarterly installments of $675 along with a balloon payment of $5,300 at the expiry of the bareboat charter. The Company has continuous options to repurchase the vessel at any time throughout the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter. Under ASC 842-40, the transaction will be accounted for as a financial liability, as control will remain with the Company and the Lordship will continue to be recorded as an asset on the Company’s consolidated balance sheet. As of June 30, 2026, no amounts had been drawn under the Huarong Lordship Sale and Leaseback and no amounts were outstanding thereunder.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Sale and Leaseback Activities terminated during the six-month period ended June 30, 2026

AVIC Hellasship Sale and Leaseback

On January 8, 2026, the outstanding balance of $15,538 under the AVIC Hellasship Sale and Leaseback was refinanced using proceeds from the Huarong Hellasship Sale and Leaseback and all securities created in favor of the lessor were irrevocably and unconditionally released. On that date, as a result of the refinancing, an amount of $309 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the unaudited interim condensed consolidated statements of operations.

AVIC Iconship Sale and Leaseback

On January 8, 2026, the outstanding balance of $17,517 under the AVIC Iconship Sale and Leaseback was refinanced using proceeds from the Huarong Iconship Sale and Leaseback and all securities created in favor of the lessor were irrevocably and unconditionally released. On that date, as a result of the refinancing, an amount of $347 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the unaudited interim condensed consolidated statements of operations.

AVIC Patriotship Sale and Leaseback

On January 8, 2026, the outstanding balance of $13,541 under the AVIC Patriotship Sale and Leaseback was refinanced using proceeds from the Huarong Patriotship Sale and Leaseback and all securities created in favor of the lessor were irrevocably and unconditionally released. On that date, as a result of the refinancing, an amount of $268 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the unaudited interim condensed consolidated statements of operations.

Chugoku Bank Sale and Leaseback

On February 25, 2022, the Company entered into a sale and leaseback transaction with Chugoku Bank, Ltd.(“Chugoku”) to refinance the prior indebtedness secured by the Partnership. The financing amount was $21,300. The principal was repayable over an eight-year term, through 32 quarterly installments averaging approximately $590, followed by a purchase option of $2,388 at the expiration of the bareboat charter. On March 9, 2026, the Company refinanced the outstanding amount of $11,976 of the Chugoku Bank Sale and Leaseback using the proceeds from the BOCL Partnership Sale and Leaseback and all securities created in favor of the lessor were irrevocably and unconditionally released. On that date, as a result of the refinancing, an amount of $129 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the unaudited interim condensed consolidated statements of operations.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Huarong Squireship Sale and Leaseback

On March 13, 2025, the Company entered into a $18,000 sale and leaseback agreement for the Squireship with an affiliate of Huarong to refinance prior indebtedness secured by the Squireship. The agreement became effective on March 20, 2025, upon the delivery of the Squireship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, with a purchase obligation at the end of the fifth year. The charterhire principal was amortized in twenty quarterly installments of $475 followed by a purchase obligation of $8,500 at the expiry of the bareboat charter. On May 29, 2026, the Company sold the Squireship to United. In connection with the sale, the Company entered into a novation agreement with the lessor pursuant to which, upon completion of the transaction, a subsidiary of United assumed the existing sale and leaseback arrangement, including all related rights and obligations. Accordingly, all obligations of the Company under the agreement were released, with United’s subsidiary becoming the new lessee and United the new guarantor under the arrangement. On that date, as a result of the release of the obligations, an amount of $388 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the unaudited interim condensed consolidated statements of operations.

All of the Company’s loan facilities and sale and leaseback agreements bear interest at SOFR plus a margin. The weighted average margin as of June 30, 2026 was 2.17%.

Certain of the Company’s long-term debt and other financial liabilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•	a minimum borrower’s liquidity;
•	a minimum guarantor’s liquidity;
•	a security coverage requirement; and
•	a leverage ratio.

As of June 30, 2026, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of June 30, 2026, nine of the Company’s owned vessels, having a net carrying value of $230,975, were subject to first and second priority mortgages as collaterals to their long-term debt facilities. In addition, the Company’s nine bareboat chartered vessels, having a net carrying value of $212,241 as of June 30, 2026, have been financed through sale and leaseback agreements. As is typical in leaseback agreements, the title of ownership is held by the relevant lenders.

The annual principal payments required to be made after June 30, 2026 for all long-term debt and other financial liabilities, taking into consideration the reclassification of short-term obligations refinanced to long-term for the sale and leaseback agreement with Huarong (Note 17) are as follows:

Twelve month periods ending June 30,	Amount
2027	48,041
2028	62,117
2029	39,141
2030	84,702
Thereafter	64,475
Total	298,476

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
10.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(b)	Fair Value of Financial Instruments

The principal financial assets of the Company consist of Cash and cash equivalents, restricted cash, accounts receivable trade, foreign exchange forward contract and other current assets. The principal financial liabilities of the Company consist of trade accounts and other payables long-term debt and other financial liabilities.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets subject to fair value measurement and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates (obtained through Level 2 inputs of the fair value hierarchy) approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate.

11.	Commitments and Contingencies:

Contingencies

Legal proceedings are a common aspect of the shipping industry and may arise from regulatory matters, contract disputes, or other operational issues. These may include claims related to charter agreements, insurance matters, or regulatory compliance. In March 2024, a shareholder filed a lawsuit in the High Court of the Republic of the Marshall Islands challenging the issuance of the Series B Preferred Shares in December 2021. The High Court dismissed the lawsuit in October 2024, and on February 20, 2026, the Supreme Court of the Marshall Islands affirmed the dismissal. The litigation has been concluded.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Commitments

Voyage revenue

The Company operates most of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 10 to 30 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at June 30, 2026. For index-linked time charter contracts the calculation was made using the initial charter rates (these amounts do not include any assumed off-hire).

Twelve month periods ending June 30,	Amount
2027	130,538
2028	28,665
Total	159,203

Commitments under shipbuilding contracts

The following table sets forth the Company’s contractual annual payments to be made subsequent to June 30, 2026 based on vessels under construction commitments (Note 7):

Twelve month periods ending June 30,	Amount
2027	189,967
2028	141,333
2029	64,000
Total	395,300

Lease payments – office space

The following table sets forth the Company’s undiscounted office rental obligations as at June 30, 2026:

Twelve month periods ending June 30,	Amount
2027	137
2028	103
Total	240
Less: imputed interest	(81)
Present value of lease liabilities	159

Operating lease liability, current	93
Operating lease liability, non-current	66
Present value of lease liabilities	159

The office rent expense for the periods ended June 30, 2026 and 2025 was $88 and $84, respectively.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
12.	Capital Structure:

Details of the Company’s common stock and warrants are discussed in Note 11 of the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report on Form 20-F filed with the SEC on March 31, 2026 and are supplemented by the below new activities into the six-month period.

(a)	Common Stock

i)	Dividends

On May 27, 2026, the Company declared a regular quarterly cash dividend of $0.20 per share for the first quarter of 2026, to all shareholders of record as of June 29, 2026. The dividends amounting to $4,334 were paid on July 10, 2026 (Note 17) and are included in “Other current liabilities” as of June 30, 2026 in the accompanying unaudited interim condensed consolidated balance sheets.

On February 13, 2026, the Company declared a regular quarterly cash dividend of $0.20 per share for the fourth quarter of 2025, to all shareholders of record as of March 27, 2026. The dividends amounting to $4,334 were paid on April 10, 2026.

On January 9, 2026, the Company paid a regular quarterly cash dividend of $0.13 per share or $2,744 for the third quarter of 2025 to all shareholders of record as of December 29, 2025.

Total cash dividends declared in the six-month period ended June 30, 2026, amounted to $8,668.

13.	Vessel Revenue:

Vessel revenues for the six-month periods ended June 30, 2026 and 2025 was derived from time charters.

As of June 30, 2026 and December 31, 2025, the trade accounts receivable was $1,037 and $871, respectively, and was related to time charters.

The current portion of Deferred revenue as of June 30, 2026 and December 31, 2025 was $2,570 and $4,934 and relates to cash received in advance of performance under operating leases and to premiums for energy devices (i.e., increased daily hire rates provided for by the chartering agreements) for specific equipment installed in the vessels.

Charterers individually accounting for more than 10% of revenues during the six-month periods ended June 30, 2026 and 2025 were:

Customer	2026	2025
A	35%	-
B	22%	36%
C	21%	-
D	-	18%
E	-	24%
Total	78%	78%

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
14.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	June 30,
	2026	2025
Interest on long-term debt and other financial liabilities	9,309	9,555
Interest on finance lease liability	-	363
Amortization of deferred finance costs and debt discounts	763	900
Other	98	112
Interest and finance costs, net of capitalized interest	10,170	10,930
Less: Capitalized interest (Note 7)	(1,031)	-
Interest and finance costs	9,139	10,930

15.	Earnings / (Loss) per Share:

The calculation of earnings / (loss) per common share is summarized below:

	June 30,
	2026	2025

Net income / (loss)	$35,894	$(3,967)
Less: Dividends to non-vested participating securities	(180)	(66)
Less: Undistributed earnings to non-vested participating securities	(573)	-
Net income / (loss) attributable to common shareholders, basic	$35,141	$(4,033)

Undistributed earnings to non-vested participating securities	573	-
Undistributed earnings reallocated to non-vested participating securities	(585)	-
Net income / (loss) attributable to common shareholders, diluted	$35,129	$(4,033)

Weighted average number of common shares outstanding, basic and diluted	21,019,838	20,255,507

Earnings / (loss) per share attributable to common shareholders, basic and diluted	$1.67	$(0.20)

As of June 30, 2026, 560,250 non-vested participating shares under the Company’s Equity Incentive Plan were excluded from the computation of diluted shares as their effect was already considered under the more dilutive two-class method used above (Note 16).

As of June 30, 2025, 441,801 non-vested participating shares under the Company’s Equity Incentive Plan were excluded from the computation of diluted shares as their effect was already considered under the more dilutive two-class method used above (Note 16) and unexercised warrants were also excluded from the computation of diluted shares as their effect would be anti-dilutive due to the loss in the period.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
16.	Equity Incentive Plan:

Details of the Company’s Equity Incentive Plans are discussed in Note 15 of the consolidated financial statements for the year ended December 31, 2025, included in the Company’s 2025 Annual Report on Form 20-F filed with the SEC on March 31, 2026 and are supplemented by the below new activities into the six-month period.

On March 6, 2026, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 600,000 shares. On the same date, the Compensation Committee granted an aggregate of 554,100 restricted shares of common stock pursuant to the Plan. Of the total 554,100 shares issued on March 6, 2026, 313,500 shares were granted to the non-executive members of the board of directors and to the executive officers and 240,600 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $13.28. 132,650 shares vested on the date of the issuance, March 6, 2026, 168,750 shares will vest on September 7, 2026, 108,300 shares will vest on March 8, 2027 and 144,400 shares will vest on September 8, 2027.

The related expense for shares granted to the Company’s Board of Directors and certain of its employees for the six-month periods ended June 30, 2026 and 2025, amounted to $4,410 and $2,593, respectively, and is included under general and administration expenses. The related expense for shares granted to non-employees for the six-month periods ended June 30, 2026 and 2025, amounted to $108 and $84, respectively, and is included under voyage expenses.

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors, certain of its employees and the Company’s commercial manager, a non-employee, as of June 30, 2026 and December 31, 2025 amounted to $3,464 and $623, respectively. On June 30, 2026, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s Board of Directors and its other employees not yet recognized is expected to be recognized is 1.19 years.

17.	Subsequent Events

On July 3, 2026, the Company exercised its purchase option under the Village Seven Sale and Leaseback and refinanced the related repurchase price with proceeds from the Huarong Lordship Sale and Leaseback.

On July 8, 2026, the Company announced the pricing of the offering of Euro 100 million aggregate principal amount of unsecured bonds (“Bonds”) to investors in Greece (ATHEX: SHIPB1). Settlement took place on July 10, 2026 and the Bonds commenced trading on the Fixed Income Securities Segment of Euronext Athens Holding S.A. on July 13, 2026. The Bonds were issued at par, mature in July 2031, and bear interest at 4.90% per annum, payable semi-annually. The Company expects to use the net proceeds from the offering to finance part of the cost of newbuilding vessels and/or second-hand vessel acquisitions, as well as for general corporate and working capital purposes.

On July 10, 2026, the Company paid a regular quarterly cash dividend of $0.20 per share or $4,334 for the first quarter of 2026, to all shareholders of record as of June 29, 2026 (Note 11).

On July 28, 2026, the Company paid the initial advance for the acquisition of a secondhand Capesize vessel from an unaffiliated third party. The remaining of the purchase price is payable at delivery. The delivery of the vessel is expected to occur between the fourth quarter of 2028 and the second quarter of 2029.

On July 28, 2026, the Company declared a regular quarterly cash dividend of $0.35 per common share for the second quarter of 2026, payable on or about October 9, 2026 to all shareholders of record as of September 25, 2026.

On July 28, 2026, the Company entered into a $56,250 sale and leaseback agreement with an affiliate of Huarong for the purpose of financing the construction cost of the Newbuilding 5 scrubber fitted Capesize vessel. Upon delivery of the vessel from the shipyard, the Company is expected to sell and charter back the vessel on a bareboat basis for a five-year period. Under the agreement, the lessor will provide pre‑delivery financing for certain installments under the shipbuilding contract, with accrued interest payable in arrears on the relevant drawdown amounts. The charterhire principal will amortize in 20 quarterly installments of $640 along with a purchase obligation of $43,450 at the expiry of the bareboat charter. The Company will have continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the first anniversary of the bareboat charter. As of the date of this report, the Company has drawn $7,500 under the facility.